RMS

SI 18008655

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
AUG 3 0 2018
Washington, DC

SEC FILE NUMBER
8- 50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Pkwy, Ste 310
(No. and Street)

Virginia Beach	VA	23452
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannine Youngs 757-431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PB Mares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush St, Ste 400	Norfolk	VA	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELICA LYNNE SOFIA-RITA OLIVIER
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
COMMISSION NUMBER 7164167

My commission expires 01/31/2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SECURITY MANAGEMENT, INC.
(A WHOLLY OWNED SUBSIDIARY)

FINANCIAL REPORT

JUNE 30, 2018

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

TABLE OF CONTENTS

PBMares℠

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) (the Company) as of June 30, 2018, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Financial Security Management, Inc.'s financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PBMares, LLP

We have served as the Company's auditor since 1998.

Norfolk, Virginia
August 29, 2018

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Financial Condition
June 30, 2018

ASSETS

Cash and cash equivalents	$	90,069
Investments, at fair value		302,713
Commissions receivable		73,604
Prepaid expenses		23,378
Property and equipment, net		5,601
Total assets	$	495,365

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	52,843
Intercompany loan payable		44
Deferred tax liability, net		11,677
Total liabilities		64,564
STOCKHOLDERS' EQUITY		
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		15,000
Additional paid-in capital		162,334
Retained earnings		253,467
Total stockholders' equity		430,801
Total liabilities and stockholders' equity	$	495,365

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Income
Year Ended June 30, 2018

COMMISSION INCOME	
Commission income	$ 721,285
Trail income	1,187,493
	1,908,778
EXPENSES	
Commissions and bonuses	1,371,990
Management fees	393,696
Professional fees	45,239
Taxes and licenses	39,127
Office expenses	19,951
Depreciation	6,314
Total expenses	1,876,317
Operating income	32,461
OTHER INCOME	
Interest and dividend income	14,134
Gains on investments	1,013
Total other income	15,147
Income before income taxes	47,608
INCOME TAX EXPENSE	(12,071)
NET INCOME	$ 35,537

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2018

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, June 30, 2017	1,500	$ 15,000	$ 159,000	$ 208,780	$ 382,780
Adjustments to prior period-net increase to retained earnings	-	-	-	9,150	9,150
Balances, June 30, 2017 as restated	1,500	15,000	159,000	217,930	391,930
Additional paid-in capital	-	-	3,334	-	3,334
Net income	-	-	-	35,537	35,537
Balances, June 30, 2018	1,500	$ 15,000	$ 162,334	$ 253,467	$ 430,801

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Cash Flows
Year Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	35,537
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,314
Net gains on investments		(14,134)
Dividends reinvested to purchase investments		(1,013)
Provision for income taxes		12,071
Changes in assets and liabilities:		
Commissions receivable		15,433
Prepaid expenses		3,208
Commissions payable		(11,265)
Loan receivable - related party		2,162
Net cash provided by operating activities		48,313
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital		3,334
Net cash provided by financing activities		3,334
Net increase in cash and cash equivalents		51,647
CASH AND CASH EQUIVALENTS		
Beginning		38,422
Ending	$	90,069

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a trade date basis. The Company earns revenue through mutual fund commission income and variable annuity life trails. Third parties handle the processing and custodial functions for the Company. The Company receives trailing annuity income primarily from reoccurring trails on account value investments. The Company receives the statement from each provider subsequent to the transactions. These are received either weekly or monthly. The Company then records the commission income based on the information received from the third party.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2018, accordingly, no allowance was considered necessary.

Investments

The Company's investments consist of trading securities that are primarily mutual funds, and bond and equity funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statement of operations as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes, and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Capital loss carryforwards of $1,140 expired during the year ended June 30, 2018. Operating loss carryforwards of $52,022 were used in 2018.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of June 30, 2018. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

NOTE 2. INCOME TAXES

The benefit for income taxes is as follows:

Current income tax:		
Federal	$	45
State		37
Total current income tax (benefit)		82
Deferred income tax:		
Federal		9,186
State		2,885
Total deferred income tax expense		12,071
Total provision for income taxes	$	12,153

The Company's total deferred tax assets and liabilities are as follows:

Total deferred tax assets	$	12,947
Less valuation allowance		-
		12,947
Total deferred tax liabilities		(24,624)
Net deferred tax liability	$	(11,677)

These amounts have been presented in the Company's financial statements as follows:

Deferred income taxes, current	$	(7,859)
Deferred income taxes, noncurrent		(3,818)
Net deferred tax liability	$	(11,677)

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to net operating and capital loss carry forwards and timing differences related to book and tax depreciation expenses. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2018 will be fully realized and, therefore, no valuation allowance was recorded.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30 consists of the following:

Computer and office equipment	$	57,831
Computer software		36,725
Less: accumulated depreciation		(88,955)
Net property and equipment	$	5,601

NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees related to these services totaled $393,696 for the year ended June 30, 2018. As of June 30, 2018, The Company owed FSG $44, which constituted an intercompany loan. The loan is made up of charges incurred by one of the entities but paid for by related parties. There is no formal agreement set up for the loan and amounts are typically repaid monthly.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $369,104, which was $364,104 in excess of its required net capital of $5,000. The Company's net capital ratio was .13 to 1 at June 30, 2018.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company also maintains an investment account which is insured by the Securities Investor Protection Corporation (SIPC). The account balance did not exceed the SIPC limit during the year ended June 30, 2018.

NOTE 8. FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market, bond and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

(Continued)

NOTE 8. FAIR VALUE OF ASSETS AND LIABILITIES (Concluded)

	Assets at Fair Value as of June 30, 2018			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 42,309	$ -	$ -	$ 42,309
Bond funds	39,056	-	-	39,056
Equity funds	221,348	-	-	221,348
Total	$ 302,713	$ -	$ -	$ 302,713

NOTE 9. RESTATEMENT

During the year, the Company discovered that several of the fund companies made adjustments to previously reported commissions. These adjustments included revenue and commission paid that were not previously recorded on the Company's June 30, 2017 financial statements. The additional revenue totaled $33,914 and the commissions paid totaled $24,764 for a net increase to profit of $9,150 for the fiscal year ending June 30, 2017. This caused an understatement of the previously reported revenue, commission expense and retained earnings.

The following summarizes the prior period adjustment referred to above:

	Retained Earnings
Balance at June 30, 2017, as previously reported	**$ 208,780**
Adjustments for periods prior to June 30, 2018:	
Additional revenue	**33,914**
Additional commission expenses	**(24,764)**
Total prior period adjustment	**9,150**
Retained earnings at June 30, 2017, as restated	**$ 217,930**

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 29, 2018, the date that the financial statements were available to be issued. The Company determined that there are no subsequent events that require adjustment to, or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2018

NET CAPITAL		
Stockholders' equity	$	430,801
Net deferred income tax (asset) liability		11,677
Total capital and allowable subordinated liabilities		442,478
Net Capital addbacks and adjustments:		
Trails receivable		20,113
Prepaid expenses and other assets		28,978
Haircuts on security positions		24,283
		73,374
Net capital	$	369,104
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$	52,843
Total aggregate indebtedness	$	52,843
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	364,104
Ratio: Aggregate indebtedness to net capital		.13 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2018	$	370,152
Commission expense adjustment		3,407
Non-allowable assets adjustments		(4,455)
Net capital per above	$	369,104

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2018

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption k(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2018

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption k(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
June 30, 2018

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption k(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.
(A WHOLLY OWNED SUBSIDIARY)

EXEMPTION REPORT

JUNE 30, 2018

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PBMares℠

ASSURANCE, TAX & ADVISORY SERVICES

TABLE OF CONTENTS

MANAGEMENT'S EXEMPTION REPORT

Financial Security Management, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year ended June 30, 2017, without exception.

Financial Security Management, Inc.

I, Reginald Cornialdi, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Reginald Corinaldi, President

PBMares℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (a) Financial Security Management, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(1) (the "exemption provisions") and Financial Security Management, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year ending June 30, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Security Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PBMares, LLP

Norfolk, Virginia
August 29, 2018